SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 05, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 05, 2007

TAM reaches 47.8% average domestic market share in 2006

São Paulo, January 05, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), announces operating data for December 2006, as disclosed by the National Civil Aviation Agency (ANAC) today.

According to the ANAC, TAM registered a 23.6% growth in domestic RPK (demand) compared to the same period last year, and a 23.7% increase in domestic ASK (supply). In December, market demand increased by 8.1% and market supply increased by 12.2% . TAM registered a domestic market share (RPK) of 49.1%, a 6.1 p.p. growth compared to the same period in 2005, but a reduction when compared to November 2006. This reduction was due to the sharp increase in the total market ASKs, diluting TAM’s participation to 47.6% (against 51.0% in November 2006). TAM´s domestic load factor was 72.3%, higher than the 70.1% market average.

In the international market, TAM registered a 60.3% growth in RPK and 59.1% in ASK, compared to December 2005. The company reached a market share of 60.6%, representing a 39.3 p.p. growth year on year. Regarding the load factor, TAM reached 75.2%, higher than the market average 70.6% .

The total scheduled yield for 4Q06 decreased compared with 4Q05, consisted with our strategy to stimulate demand via competitive pricing.

Find below the operating data for December, 4Q06 and the accumulated of the year.

Operating data	Dec-2006	Dec-2005	Var. %

Domestic Market
ASK (millions) – Supply	2,508	2,028	23.7%
RPK (millions) – Demand	1,813	1,468	23.6%
Load Factor	72.3%	72.4%	(0.1)p.p.
Market share	49.1%	43.0%	6.1p.p.

International Market
ASK (millions) – Supply	946	594	59.1%
RPK (millions) – Demand	711	444	60.3%
Load Factor	75.2	74.7%	0.6 p.p.
Market share	60.6%	21.3%	39.3 p.p.

Operating data	4Q06	4Q05	Var. %

Domestic Market
ASK (millions) – Supply	7,299	5,791	26.0%
RPK (millions) – Demand	5,158	4,073	26.6%
Load Factor	70.7%	70.3%	0.3 p.p.
Market share	50.3%	42.1%	8.2 p.p.

International Market
ASK (millions) – Supply	2,573	1,700	51.4%
RPK (millions) – Demand	1,896	1,290	46.9%
Load Factor	73.7%	75.9%	(2.2) p.p.
Market share	60.0%	20.9%	39.1 p.p.

Operating data	Jan – Dec 06	Jan – Dec 05	Var. %

Domestic Market
ASK (millions) – Supply	26,044	20,939	24.4%
RPK (millions) – Demand	19,042	14,637	30.1%
Load Factor	73.1%	69.9%	3.2 p.p.
Market share	47.8%	41.3%	6.5 p.p.

International Market
ASK (millions) – Supply	8,660	6,334	36.7%
RPK (millions) – Demand	6,653	4,713	41.2%
Load Factor	76.8%	74.4%	2.4 p.p.
Market share	37.3%	18.4%	18.9 p.p.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 60.6% international market share at the end of December 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 05, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.